EXHIBIT 99.1

Brookfield Reinsurance Announces Timing of Special General Meeting

BROOKFIELD, NEWS, Sept. 23, 2022 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BAMR) (“Brookfield Reinsurance” or the “Company”) announced today that a special general meeting of its shareholders has been called for November 9, 2022.

Background – Brookfield Arrangement

Brookfield Asset Management Inc. (“Brookfield”) announced earlier today that its Board of Directors has unanimously approved the transaction for the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. (the “Manager”) pursuant to a plan of arrangement (the “Brookfield Arrangement”) under the Business Corporations Act (Ontario). On completion of the Brookfield Arrangement, holders of class A limited voting shares of Brookfield (“Brookfield Shares”) will receive class A limited voting shares of the Manager (“Manager Shares”) (or cash in lieu of fractional shares) and Brookfield will change its name to “Brookfield Corporation”.

If the Brookfield Arrangement is completed, Brookfield Reinsurance intends to undertake a special dividend or distribution (the “Special Distribution”) of Manager Shares to the holders of its class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”). Holders of Brookfield Reinsurance Class A Shares will not be required to exchange their shares for Brookfield Shares or take any other action in order to receive Manager Class A Shares. It is expected that the Special Distribution will result in shareholders of Brookfield Reinsurance receiving the same interest in the Manager that they would have received if they held Brookfield Shares directly and participated in the Brookfield Arrangement. As a result of the Special Distribution and in accordance with Brookfield Reinsurance’s bye-laws, it is expected that there will be no adjustment required to the exchange factor for Brookfield Reinsurance Class A Shares. In connection with the Special Distribution, the Manager will file a preliminary prospectus and a U.S. registration statement. Shareholders are urged to read any such documents when they become available, and any other filings made in connection with Special Distribution because they will describe the Special Distribution in detail and will contain important business, tax and financial information.

The holders of Brookfield Reinsurance’s class B limited voting shares (“Brookfield Reinsurance Class B Shares”) are entitled to receive the same distributions as are paid on the Brookfield Reinsurance Class A Shares, and the Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares rank pari passu with respect to the payment of distributions (if, as and when made by the board of Brookfield Reinsurance). As a result, the holder of the Brookfield Reinsurance Class B Shares will also receive Manager Shares in the Special Distribution.

Following the Brookfield Arrangement and the Special Distribution, it is expected that the Brookfield Reinsurance Class A Shares will continue to be the economic equivalent of Brookfield Shares and will remain exchangeable on a one for one basis.

Details of the Upcoming Special General Meeting of Shareholders

Brookfield Reinsurance will hold a special general meeting of shareholders on November 9, 2022 and shareholders of record as of the close of business on October 3, 2022 will be entitled to vote at the meeting. At the meeting, our Company will be seeking approval from shareholders to authorize (i) the Special Distribution to be effected as a capital reduction resulting in a return of capital and (ii) our Company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”

If the Brookfield Arrangement does not proceed, our Company will not proceed with the Special Distribution or the name change. If the Brookfield Arrangement proceeds but the capital reduction is not approved at the meeting, then the Special Distribution will be effected by way of a dividend without any return of capital.

Following completion of the Arrangement and the Special Distribution, it is expected that the Brookfield Reinsurance Class A Shares will trade on the New York Stock Exchange and the Toronto Stock Exchange under the new ticker symbol “BNRE”.

The Management Information Circular in connection with the meeting will finalized and mailed shortly and those materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Notice to Readers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any distribution of any securities in any jurisdiction in which such an offer, solicitation or distribution would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the Company’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct. Particularly, statements about the Special Distribution, the name change, the Brookfield Arrangement, the timing of the mailing and filing of the Company’s management information circular, the preliminary prospectus/U.S. registration statement of the Manager and other documents related thereto, and other terms and conditions of the Special Distribution are forward-looking statements.

Certain risks and uncertainties specific to the proposed Special Distribution, the Company and the Manager, will be further described in the prospectus/U.S. registration statement of the Manager. Other factors, risks and uncertainties not presently known to the Company or that the Company currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. The Company disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

About Brookfield Reinsurance

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com